December 18, 2015

Kevin W. Vaughn
Branch Chief
Office of Financial Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Huntington Bancshares Incorporated     (File No. 001-34073)

•	Form 10-K for the fiscal year ended December 31, 2014, filed February 13, 2015

•	Form 10-Q for the quarterly period ended September 30, 2015, filed October 30, 2015

Dear Mr. Vaughn:

This letter is in response to your letter dated December 14, 2015, regarding the Securities and Exchange Commission Staff’s review of our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed on February 13, 2015 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed on October 30, 2015. For your convenience, we have included your comment below and have keyed our response accordingly.

Form 10-Q for the period ended September 30, 2015

Exhibit 32.1 and 32.2

1.
We note that your 906 certifications reference the quarterly report for the period ending June 30, 2015 instead of the quarterly report for the period ending September 30, 2015. Please amend your Form 10-Q for the period ended September 30, 2015 accordingly.

Management’s response

We will amend our Form 10-Q for the period ended September 30, 2015 and include the following explanatory note -

EXPLANATORY NOTE

We are filing this Amendment No. 1 (this Amendment) to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, originally filed with the Securities and Exchange Commission (the SEC) on October 30, 2015 (the Original Filing), solely for the purpose of correcting a typographical error in Exhibit 32.1, Certification of Chief Executive Officer and Exhibit 32.2, Certification of Chief Financial Officer, which were previously furnished to the SEC with the Original Filing. Exhibit 32.1 and Exhibit 32.2 furnished with the Original Filing inadvertently included a reference to June 30, 2015, rather than September 30, 2015.

This Amendment is limited in scope to the portions of the Original Filing discussed above and does not amend, update or change any other items or disclosures contained in the Original Filing. This Amendment continues to speak as of the date of the Original Filing and we have not updated the disclosures contained therein to reflect any events that occurred at any subsequent date.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing response addresses your comments. Please contact me at (614) 480-5240 if you have any questions or would like further information about this response.

Sincerely,

/s/ Howell D. McCullough III

Howell D. McCullough III
Senior Executive Vice President and Chief Financial Officer
Huntington Bancshares Incorporated

Copies to:
Stephen D. Steinour, Chairman, President, and Chief Executive Officer, Huntington Bancshares Incorporated
Richard A. Cheap, General Counsel and Secretary, Huntington Bancshares Incorporated